July 22, 2026

Jason Matuszewski
Chief Executive Officer
BioStem Technologies, Inc.
2836 Center Port Circle
Pompano Beach, FL 33064

        Re: BioStem Technologies, Inc.
            Registration Statement on Form 10
            Filed July 10, 2026
            File No. 000-56861
Dear Jason Matuszewski:
       We have reviewed your filing and have the following comments.
       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10
Corporate Information, page 3

1. We note that you are no longer registering a class of securities pursuant to Section 12(b) of the Exchange Act; however, your disclosure here and throughout the Form 10 continues to include references to a potential Nasdaq listing. Please remove these references and revise your disclosure throughout the filing to avoid creating the impression that your shares will be listed imminently or to imply that there is an active listing application being reviewed concurrently with this filing. In the event an active listing application is under review, please disclose your reason for not pursuing a Section 12(b) registration at this time and any feedback received from Nasdaq to date.

Item 1. Business
Business Overview, page 4

2. We note your reference to the Catalyze product on page 5. Please briefly describe the basis on which the 510(k) clearance was granted, as well as any material conditions that must be satisfied before you can acquire the commercial rights to Catalyze.
 July 22, 2026
Page 2
Certain provisions of Florida law and anti-takeover provisions..., page 60

3. You state that your organizational documents contain provisions providing that special meetings of shareholders may only be called by holders of record of at least 60% of the voting power of all outstanding shares entitled to vote on such matter. Please revise your disclosure here and on page 104 to clarify that your board of directors may also call a special meeting. In this regard, we note that Article IX of your Second Amended and
       Restated Articles of Incorporation filed as Exhibit 3.1 includes such a provision.

Item 5. Directors and Executive Officers, page 79

4. Please revise the biographical information included for each of Mark Glickman, Rayna
       Hannaway and Steven Sonenreich to clarify the specific experience, qualifications, attributes or skills that led to the conclusion that each such person should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
        Please contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact
Jessica Dickerson at 202-551-8013 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Michael Minahan, Esq.